Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated February 19, 2019, with respect to the consolidated financial statements of Eli Lilly and Company and subsidiaries and the effectiveness of internal control over financial reporting of Eli Lilly and Company and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission and incorporated by reference in the Registration Statement on Form S-4 and related Prospectus of Elanco Animal Health Incorporated (“Elanco”) for the offer to exchange up to 293,290,000 shares of common stock of Elanco which are owned by Eli Lilly and Company (“Lilly”) for outstanding shares of common stock of Lilly.

/s/ Ernst & Young LLP

Indianapolis, Indiana

February 19, 2019